

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-7010

September 10, 2008

Mr. John E. Simmons
Chief Financial Officer
Farmer Bros. Co.
20333 South Normandie Avenue
Torrance, CA 90502

   Re: **Farmer Bros. Co.**
      Form 10-K for Fiscal Year Ended June 30, 2007
      Filed September 13, 2007
      Response Letter Dated March 12, 2008
      Response Letter Dated April 2, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2008
      Filed May 9, 2008
      Response Letter Dated May 9, 2008
      Response Letter Dated June 30, 2008
      Response Letter Dated September 9, 2008
      File No. 000-01375

Dear Mr. Simmons:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Jill Davis
            Branch Chief